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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   5 )*
                                           -----

                         Career Education Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  141665 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                      Charles P. Brissman (312/441-6798)
      Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900,
                            Chicago, Illinois 60661
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 10, 2000
--------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 52 Pages
                           Exhibit Index On Page 13

CUSIP No. 141665 10 9                                              Page 2 of 52


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Fuji Bank, Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      X
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      BK

CUSIP No. 141665 10 9                                              Page 3 of 52


------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      X
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      HC, CO

CUSIP No. 141665 10 9                                              Page 4 of 52


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      X
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      CO

CUSIP No. 141665 10 9                                              Page 5 of 52


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      not applicable
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      not applicable
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            1,060,507

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1,060,507

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,060,507
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      not applicable
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      CO

CUSIP No. 141665 10 9                                             Page 6 of 52


                            ADDENDUM TO COVER PAGES
                            -----------------------

     This Amendment Number 5 to Schedule 13D (this "Amendment No. 5") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

     On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "1999 Secondary Offering") of the Common Stock in which HECC proposed to sell up to 1,086,937 shares of the Common Stock it then owned. An amendment ("Amendment No. 1") to the Initial Schedule 13D was filed electronically with the Commission on January 17, 1999 in connection with the filing of that registration statement. The registration statement was declared effective by the Commission on March 17, 1999. The Company completed the 1999 Secondary Offering on March 23, 1999, with HECC selling 987,937 shares of Common Stock. An amendment ("Amendment No. 2") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on March 30, 1999 reflecting that change in HECC's beneficial ownership. On December 8, 1999, HECC awarded 1,500 shares of the Common Stock it then owned to one of its officers as incentive compensation. An amendment ("Amendment No. 3") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on January 7, 2000 reporting that change in HECC's beneficial ownership.

     On March 29, 2000, the Company filed with the Commission a Registration Statement on Form S-3 (registration number 333-33550) for a secondary offering (the "2000 Secondary Offering") of the Common Stock in which HECC proposed to sell up to 500,000 shares of the Common Stock it then owned. An amendment ("Amendment No. 4") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on April 4, 2000 in connection with the filing of that registration statement. The registration statement was declared effective by the Commission on May 4, 2000. The Company completed the 2000 Secondary Offering on May 10, 2000, with HECC selling 500,000 shares of Common Stock. This Amendment No. 5 is being filed to reflect that change in HECC's beneficial ownership.

CUSIP No. 141665 10 9                                             Page 7 of 52


            As was the case with the Initial Schedule 13D and Amendment Nos. 1, 2, 3 and 4, Fuji, FAHI and HFI join HECC in filing this Amendment No. 5 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 5 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

Item 1.  Security and Issuer
         -------------------

        Item 1 is amended to read in its entirety as follows:

        This Schedule 13D, as amended, relates to the Common Stock of the Company. According to the final prospectus included in the registration statement for the 2000 Secondary Offering, the Company's principal executive offices are located at 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195.

Item 2.  Identity and Background
         -----------------------

        Item 2 is not amended or supplemented.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

        Item 3 is amended to read in its entirety as follows:

            Prior to the consummation of the IPO, the Company's authorized capital stock consisted of four classes of common stock and three classes of preferred stock. None of these classes of was registered under Section 12 of the Act. HECC owned shares of two classes of the Company's common stock (as well as warrants to purchase shares of a third class of the Company's common stock) and two classes of the Company's preferred stock. In connection with the consummation of the IPO on February 3, 1998, (a) the Company amended its Amended and Restated Certificate of Incorporation to provide, among other things, for:

            (i) only two classes of authorized capital stock, the Common Stock and a new class of preferred stock;

            (ii) the conversion of all outstanding shares of the Company's common stock into shares of Common Stock at the rate of 9.376061 shares of Common Stock for each share of previously-outstanding common stock; and

CUSIP No. 141665 10 9                                             Page 8 of 52

            (iii) the conversion of all outstanding shares of the Company's preferred stock (including any cumulated or accrued paid-in-kind dividends thereon) into shares of Common Stock at a rate determined by dividing the liquidation value of such shares of preferred stock (including the liquidation value of any cumulated or accrued paid-in-kind dividends thereon) by $16.00 (the initial public offering price of Common Stock),

     (b) all outstanding warrants (other than warrants held by a former lender to the Company) to purchase shares of the Company's previously-existing classes of common stock were exercised for shares of Common Stock and (c) HECC transferred 147,383 shares of Common Stock to certain of its former employees (the transactions described in (a), (b) and (c), collectively, the "Transactions"). The Transactions resulted in HECC's owning 2,549,944 shares of Common Stock. HECC paid no separate consideration for these shares of Common Stock.

            In connection with the consummation of the 1999 Secondary Offering, HECC sold 987,937 shares of the Common Stock it then owned and received net proceeds of $27,074,413.48 in cash. HECC paid a total of $1,575,760.00 in discounts and commissions to the underwriters of the 1999 Secondary Offering.

            In December 1999, HECC awarded 1,500 shares of the Common Stock it then owned to one of its employees as incentive compensation. The employee did not pay, and HECC did not receive, any monetary consideration for the award.

            In connection with the consummation of the 2000 Secondary Offering, HECC sold 500,000 shares of the Common Stock it owns and received net proceeds of $15,355,000.00. HECC paid a total of $895,000.00 in discounts and commissions to the underwriters of the 2000 Secondary Offering.

Item 4. Purpose of Transaction
        ----------------------

     Item 4 is amended to read in its entirety as follows:

            HECC acquired and holds its shares of Common Stock for investment purposes, and may sell some or all of these shares from time to time in the future (subject to the terms of the 2000 Underwriting Agreement (as defined in Item 6 below), the Registration Rights Agreement (as defined in Item 6 below), if applicable, and applicable state and federal securities laws). None of Fuji, FAHI, HFI and HECC has any current plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company (except as provided for in the Board Representation Agreement (as defined in Item 6 below)); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
     (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the

CUSIP No. 141665 10 9                                             Page 9 of 52


     Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

     Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety as follows:

          (a) According to the final prospectus included in the registration statement for the 2000 Secondary Offering, the Company has 9,707,308 outstanding shares of Common Stock after giving effect to the completion of the 2000 Secondary Offering. The final prospectus, however, assumes that an over-allotment option for 345,000 shares of Common Stock granted to the underwriters in the 2000 Secondary Offering is not exercised. The Company has informed HECC that the underwriters in fact exercised the over-allotment option in full. On that basis, HECC believes the Company has 10,052,308 outstanding shares of Common Stock. HECC beneficially owns 1,060,507 shares of Common Stock, or 10.6% of the outstanding Common Stock.

          (b) HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 1,060,507 shares of Common Stock.

          (c) HECC sold 500,000 shares of Common Stock at $30.71 per share in connection with the completion of the 2000 Secondary Offering on May 10, 2000. None of Fuji, FAHI, HFI and HECC has effected any other transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship

     With Respect to Securities of the Issuer
     ----------------------------------------

     Item 6 amended to read in its entirety as follows:

          HECC and the Company are parties to a letter agreement, dated January 27, 1998 (the "Board Representation Agreement"), which originally entitled HECC to designate two individuals for nomination to the Company's Board of Directors. Thomas B. Lally, HECC's President, and Patrick K. Pesch, then an officer of HECC and now the Company's Chief Financial Officer, were HECC's initial designees pursuant to the Board Representation Agreement. Pursuant to the Board Representation Agreement, the Company has agreed to solicit proxies from the Company's stockholders to vote in favor of such designees, and to appoint such designees to the Compensation and Audit Committees of the Company's Board of Directors. The number of designees will be reduced to one if, as is now the case, HECC no longer owns at least 25% of the aggregate voting power of the Company. Mr. Lally continues to serve as HECC's designated director under the Board Representation Agreement. Mr. Pesch resigned as an officer of HECC on September 30, 1999 to become the Company's Chief Financial Officer. He continues to serve as a director of the Company. The Board Representation Agreement

CUSIP No. 141665 10 9                                             Page 10 of 52


     terminates if HECC no longer owns at least 10% of the aggregate voting power of the Company. A copy of the Board Representation Agreement is attached as Exhibit 2, and is incorporated by reference into this Item 6.

          HECC and the Company are also parties to that certain Registration Rights Agreement, dated as of February 3, 1998 (the "Registration Rights Agreement"), which entitles HECC, subject to certain exceptions, to demand that the Company register shares of Common Stock held by HECC on up to three occasions and to cause the Company to register such shares in any registration by the Company for the Company's own account or for the account of other security holders. In addition, at any time that the Company is eligible to use Form S-3 for registration of securities, the Registration Rights Agreement entitles HECC, subject to certain exceptions, to cause the Company to register shares of Common Stock held by HECC on a registration statement on Form S-3. All of HECC's shares of Common Stock are covered by the Registration Rights Agreement. A copy of the Registration Rights Agreement is attached as Exhibit 3, and is incorporated by reference into this Item 6.

          In connection with the consummation of the IPO, HECC executed a letter agreement, dated January 23, 1998 (the "Lock-Up Agreement"), in favor of the Company and Credit Suisse First Boston Corporation and Smith Barney Inc., as representatives of the underwriters of the IPO. Pursuant to the Lock-Up Agreement, HECC agreed, subject to certain exceptions, not to effect any transactions in the Common Stock for a period of 180 days from February 3, 1998 without the prior written consent of Credit Suisse First Boston Corporation. A copy of the Lock-Up Agreement is attached as Exhibit 4, and is incorporated by reference into this Item 6.

          Also in connection with the consummation of the IPO, the Company granted certain stock options to Messrs. Lally and Pesch pursuant to the Company's 1998 Non-Employee Directors' Stock Option Plan. Messrs. Lally and Pesch continue to be eligible for, and receive, stock options granted by the Company under its equity incentive compensation plans. Under an arrangement entered into among HECC and Messrs. Lally and Pesch after the IPO, these options, if exercised, will be exercised for the respective benefit of Mr. Lally and Mr. Pesch, as the case may be, and not HECC. The number of shares of Common Stock reported herein as beneficially owned by HECC does not include any shares of Common Stock for which these options are currently exercisable.

          In connection with the consummation of the 1999 Secondary Offering, HECC executed an Underwriting Agreement, dated March 17, 1999 (the "1999 Underwriting Agreement"), among Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and Legg Mason Wood Walker, Incorporated, as representatives of the underwriters of the 1999 Secondary Offering, the Company, HECC and the other selling stockholders party thereto. Included within the 1999 Underwriting Agreement was HECC's agreement, subject to certain exceptions, not to effect any transactions in the Common Stock for a period of 90 days from March 23, 1999 without the prior written consent of Credit Suisse First Boston Corporation. A copy of the 1999 Underwriting Agreement is attached as Exhibit 6, and is incorporated by reference into this Item 6.

CUSIP No. 141665 10 9                                             Page 11 of 52


          In connection with the consummation of the 2000 Secondary Offering, HECC executed an Underwriting Agreement, dated May 4, 2000 (the "2000 Underwriting Agreement"), among Credit Suisse First Boston Corporation, Chase Securities Inc. and Salomon Smith Barney Inc., as representatives of the underwriters of the 2000 Secondary Offering, the Company, HECC and the other selling stockholders party thereto. Included within the 2000 Underwriting Agreement is HECC's agreement, subject to certain exceptions, not to effect any transactions in the Common Stock for a period of 90 days from May 10, 2000 without the prior written consent of Credit Suisse First Boston Corporation. A copy of the 2000 Underwriting Agreement is attached as Exhibit 7, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits
        --------------------------------

     Item 7 is amended by adding Exhibit 7, as follows:

     Exhibit 7: Underwriting Agreement, dated May 4, 2000, among Credit Suisse First Boston Corporation, Chase Securities Inc. and Salomon Smith Barney Inc., as Representatives of the Several Underwriters, Career Education Corporation, Heller Equity Capital Corporation and the Other Selling Stockholders Party Thereto

                           [signature page follows]

CUSIP No. 141665 10 9                                             Page 12 of 52

                                  SIGNATURES
                                  ----------

          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


May 15, 2000               THE FUJI BANK, LIMITED


                           By: __________________________________
                                Charles P. Brissman
                                Attorney-in-Fact (under Power of Attorney
                                 filed as Exhibit 5 to the Initial Schedule 13D)


                           FUJI AMERICA HOLDINGS, INC.


                           By: __________________________________
                               Debra H. Snider
                               Secretary

                           HELLER FINANCIAL, INC.


                           By: __________________________________
                               Thomas B. Lally
                               Executive Vice President


                           HELLER EQUITY CAPITAL CORPORATION


                           By: __________________________________
                               Thomas B. Lally
                               President

CUSIP No. 141665 10 9                                              Page 13 of 52


                               INDEX TO EXHIBITS
                               -----------------


Exhibit 7: Underwriting Agreement, dated May 4, 2000, among Credit Suisse First Boston Corporation, Chase Securities Inc. and Salomon
             Smith Barney Inc., as Representatives of the Several Underwriters, Career Education Corporation, Heller Equity Capital Corporation and the Other Selling Stockholders Party Thereto